I.CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE HALF-YEAR FINANCIAL REPORT
“I hereby certify that, to my knowledge, the condensed financial statements for the six-month period ended June 30, 2022 were prepared in accordance with applicable accounting principles and give a fair view of assets, financial position and results of the Company and all companies included in the scope of consolidation, and the half-year business report attached provides an accurate picture of the significant events during the first six months of the financial year, of their impact on the half-year financial statements, of the major transactions with related parties as well as a description of the main risks and uncertainties for the remaining six months of the financial year.”
Lyon, September 12, 2022
Gil BEYEN
Chief Executive Officer

II.BUSINESS REPORT
2.1MAJOR EVENTS OF THE PERIOD
Business
February 2022: Impact of the Conflict in Ukraine on Our Business
Beginning on February 24, 2022, Russia significantly intensified its military operations in Ukraine.
In response, the United States, the European Union and certain other countries have imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations.
The United States, the European Union and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions should the conflict continue or worsen. To date, we have not experienced any material impact on our business, operations and clinical development timelines and plans. However, we cannot predict the specific extent, duration, or impact that the conflict in Ukraine and the related sanctions and export controls will have on our financial condition and operations.
We are closely monitoring developments in the current context and will take appropriate measures as necessary. The war in Ukraine did not impact our financial results for the period ended on June 30, 2022. Our business does not conduct any trial in Ukraine, Russia or Belarus and does not have any vendors located in these regions.
April 2022:
•Sale of ERYTECH’s U.S. cell therapy manufacturing facility to Catalent
In April 22, 2022, the Group Erytech has entered into an Asset Purchase Agreement ("APA") with Catalent. Under the terms of the deal, Catalent agreed to acquire ERYTECH’s state-of-the-art commercial-scale cell therapy manufacturing facility in Princeton, New Jersey, for a total gross consideration of $44.5 million (40.7 million) paid at the transaction closing. Catalent has extended offers of employment to approximately 40 people employed by Erytech at the Princeton facility.
The parties also entered into an interim supply agreement, under which Catalent will manufacture ERYTECH’s lead product candidate eryaspase (GRASPA®) for clinical and commercial supply in the United States.
•New vesiculation technology
The company presented its red blood cell vesiculation technology at the 24th Meeting of the European Red Cell Society (ERCS) in April 2022.
May 2022:
•The NOPHO trial evaluated the safety and pharmacological profile of eryaspase in acute lymphoblastic leukemia (ALL) patients who had previously experienced hypersensitivity reactions to pegylated asparaginase therapy. In December 2020, positive trial results were presented at the 2020 American Society of Hematology annual meeting. The Company has confirmed its intention to submit a BLA application, subject to the successful completion of the next steps.
•Following the Catalent transaction, the company continues to evaluate other strategic options for leveraging its ERYCAPS® platform with complementary assets and/or a broader corporate transaction.
•On May 25, 2022, the management of Erytech Pharma (France) informed the employees of the start of a collective redundancy procedure, a job protection plan, involving the cuts of 52 positions out of 109. The consultation phase of the CSE should end on July 31, 2022. The first departures could take place in October 2022.
2.2ACTIVITIES OF THE GROUP
Leveraging our proprietary ERYCAPS® platform, which uses a novel technology to encapsulate therapeutic drug substances inside erythrocytes, or red blood cells, or RBCs, we are developing a pipeline of product candidates for patients with high unmet medical needs. Our lead product candidate eryaspase, which we also refer to as GRASPA®, targets the metabolism of cancer cells by depriving them of asparagine, an amino acid necessary for their survival and critical in maintaining the cells’ rapid growth rate. We are developing eryaspase for the treatment of patients with severe forms of cancer, currently focusing on pancreatic cancer and triple negative breast cancer, or TNBC.

Since 2017, we have supported a Phase 2 clinical trial initiated and sponsored by investigators of the Nordic Society of Pediatric Hematology and Oncology, or NOPHO. This trial evaluated the safety and pharmacological profile of eryaspase in ALL patients, who developed hypersensitivity reactions to prior asparaginase treatment or silent inactivation to pegylated L-asparaginase. In December 2020, positive results from the trial were presented at the American Society of Hematology 2020 Annual Meeting. The trial was conducted at 21 clinical sites in the Nordic and Baltic countries of Europe and enrolled 55 patients. The main objectives of the trial were the activity and safety of eryaspase. Both objectives were met. In July 2021, we announced a pre-BLA meeting with the U.S. Food and Drug Administration, or FDA to evaluate the possibility of pursuing regulatory approval for eryaspase in the United States in this indication based on this IST Phase 2 clinical trial. On 24 August 2022, following feedback from the FDA and taking into account the changing competitive landscape in the treatment of hypersensitive ALL, we announced that we are no longer seeking approval for Graspa® in hypersensitive ALL.
In 2018, we initiated a pivotal Phase 3 clinical trial of eryaspase for the treatment of second-line advanced pancreatic cancer patients. Patient enrollment in this trial, which we refer to as the TRYbeCA-1 trial, began in September 2018 in Europe. We have obtained clinical trial authorizations in the United States and from 11 European Union countries and have conducted the clinical trial at close to 90 clinical sites. In April 2020, the FDA, granted eryaspase Fast Track Designation as a potential second-line treatment for patients with metastatic pancreatic cancer. Eryaspase has also received orphan drug designation for pancreatic cancer in both the United States and Europe. We completed the patient enrollment in the TRYbeCA-1 trial in December 2020. A total of 512 patients participated in the trial, slightly above the target enrollment of 482 patients. We reported top-line final results on October 25, 2021. The Phase 3 TRYbeCA-1 trial did not meet the primary efficacy endpoint of overall survival (OS).
Following the sale of its production facility in Princeton, New Jersey, for $44.5 million in April 2022, we appointed a specialized advisor to evaluate strategic options to leverage our ERYCAPS® platform with complementary assets and/or a broader corporate transaction. Multiple options are under review, and we expect to give further updates on these strategic initiatives in the fourth quarter of this year.
We are continuing to support a Phase 1 investigator-sponsored clinical trial, or IST, which we refer to as the rESPECT trial, evaluating the safety of eryaspase in combination with modified FOLFIRINOX for the treatment of first-line advanced pancreatic cancer patients. The Georgetown Lombardi Comprehensive Cancer Center is the sponsor of this trial. We announced the enrollment of the first patient in this trial in January 2021 and following evaluation of treatment response after two treatment cohorts, we announced in October 2021 the determination of the maximum tolerated dose. In January 2022, encouraging data from the study were presented at the American Society of Clinical Oncology (ASCO GI) Gastrointestinal Cancers Symposium, A total of approximately 18 patients is expected to be enrolled in the trial at the maximum tolerated dose level. Reporting of final data is expected in the second half of 2022.
We launched a proof-of-concept Phase 2 clinical trial in TNBC in the European Union, which we refer to as the TRYbeCA-2 trial, in the fourth quarter of 2018. Following the publication of the negative results of the TRYbeCA-1 study, and with a goal of reducing costs and preserving cash flow, it has been announced in November 2021 that recruitment of new patients in this study will be stopped. [On September 12, 2022, the Company reported negative results with the patients enrolled prior to the end of recruitment in TRYbeCA-2, with eryaspase not providing clinical benefit in the trial.]
In addition to the encapsulation of L-asparaginase, we believe that our ERYCAPS® platform has broad potential application and can be used to encapsulate a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired. For example, we developed erymethionase, a preclinical product candidate which encapsulates methionine-γ-lyase in RBCs and is designed to target the amino acid metabolism of cancer cells and induce tumor starvation. We intend to continue to work on the development of erymethionase as well as potential other therapeutic strategies based on methionine depletion if appropriate financial resources can be secured. We have also developed two preclinical programs aimed at maximizing the value creation potential of our ERYCAPS® program, which we believe may result in attractive partnering opportunities: enzyme replacement and immune modulation. As part of our value creation strategy, in June 2019, we entered into a collaboration with SQZ Biotechnologies, a cell therapy company developing novel treatments in multiple therapeutic areas, to focus on the development of novel red blood cell-based therapeutics for the treatment of immuno-oncology and tolerance induction.
Finally, we presented our red blood cell vesiculation technology at the 24th Meeting of the European Red Cell Society (ERCS) in April 2022. RBC-derived extracellular vesicles are formed naturally during senescence and storage of mature RBCs and are a potentially attractive drug delivery system. Vesiculation of RBCs that have already been loaded with active therapeutic compounds utilizing the ERYCAPS® process, entails the potential of producing cargo-loaded RBC-derived extracellular vesicles for the development of novel therapeutic approaches.

2.3RESULTS
Operating income
To date, we have not generated any revenue from the sale of our products given our stage of development.

(in thousands of €)	FOR THE SIX MONTHS ENDED JUNE 30,
	2021	2022
Research Tax Credit	2,132	860
Subsidies	41	40
Revenues from licenses or other contracts	97	54
Net evenues from disposal of tangible assets		24,351
Operating income	2,270	25,304
The reduction of €1,272K between the first half of 2022 and the same period in 2021 in the Research Tax Credit is related to the end of the TRYbeCA1 clinical trial.
The net proceeds from the disposal of fixed assets relate to the sale of the Princeton plant to Catalent and break down as follows:
–Proceeds from the sale of €40,676k ($44,500k);
–The net book value of fixed assets of €(15,677)k ($(17,150)k);
–The net book value of the rights of use for €(3,022)k (($3,307)k);
–The cancellation of the rental debt for €5,437k ($5,949k);
–Transaction costs of €(3,046)k ($(3,333)k)
Operating expenses
Our research and development expenses are broken down as follows:

(in thousands of €)	FOR THE SIX MONTHS ENDED JUNE 30,		CHANGE
	2021	2022
ERYASPASE	9,722	3,029	(69%)
ERYMETHIONASE	24	—	(100%)
IMMUNOTHERAPIES	—	—	—%
ENZYME THERAPIES	—	—	—%
Direct research and development expenses	9,746	3,029	(69%)
Consumables	1,111	269	(76%)
Rental and maintenance	748	831	11%
Services, subcontracting and consulting fees	1,237	1,245	1%
Personnel expenses	8,179	6,590	(19%)
Depreciation and amortization expense	2,160	5,311	146%
Other	28	25	(11%)
Indirect research and development expenses	13,463	14,271	6%
Research and development expenses	23,209	17,300	(25%)
The decrease in research and development expenses is mainly related to the end of the treatment of patients in the Phase 3 study in pancreatic cancer (TRYbeCA1) for €5,798K.The decrease in personnel expenses is explained by the takeover by Catalent of the Princeton plant and the personnel required for its operation.
The amount of depreciation and amortization include a provision for restructuring and a provision for impairment of facilities, fixtures, equipment and rights of use of the Adenine production unit in France.

Our general and administrative expenses are broken down as follows:

	FOR THE SIX MONTHS ENDED JUNE 30,		CHANGE
(in thousands of €)	2021	2022
Consumables	94	57	(39%)
Rental and maintenance	578	175	(70%)
Services, subcontracting, and consulting fees	3,292	3,446	5%
Personnel expenses	3,307	3,120	(6%)
Depreciation and amortization expense	333	837	151%
Other	423	277	(35%)
General and administrative expenses	8,027	7,911	(1%)
The increase in net depreciation and provisions is related to the provision for depreciation of the Bioserra offices for €504k at 30 June 2022.
Financial income (loss)

(in thousands of €)	FOR THE SIX MONTHS ENDED JUNE 30,
	2021	2022
Financial income	2,807	3,370
Financial expenses	(1,791)	(750)
Financial income (loss)	1,016	2,620
Our financial income (loss) is mainly comprised of:
•Net foreign exchange gains of €1,436 thousand in 2021 and €2,868 thousand in 2022. The increase is due to an appreciation in the U.S. dollar against the euro over the periods presented;
•Income of €750K related to the fair value of the convertible bonds and warrants from the drawdown of the three OCABSA tranches in the first half of 2021.
Cash flows
Our cash and cash equivalents were €53.3 million as of June 30, 2022 compared to €33.7 million as of December 31, 2021, representing a net increase in cash of €19.6 million during the first half of 2022 against a cash utilization of €1.9 million during the same period in 2021.

	FOR THE SIX MONTHS ENDED JUNE 30,
(in thousands of €)	2021	2022
Net cash flows used in operating activities	(32,613)	(20,694)
Net cash flows used in investing activities	(274)	37,947
Net cash flows from (used in) financing activities	34,056	1,988
Exchange rate effect on cash in foreign currency	708	399
Net increase (decrease) in cash and cash equivalents	1,877	19,640
The strong decrease in cash consumption from operating activities, with a reduction of €11,919k over the periods presented, is due to the combination of
•A decrease in operating expenses of €7,964k, This decrease is due to the completion of the pancreatic cancer clinical trial (TRYbeCA1 for €7.1m).
•A decrease in working capital of €3,955k, mainly due to the time lag between the recognition of hospital costs and the receipt of invoices for €2,071k and a decrease in CIR receivables of €1,155k.

During the first half of 2022, cash flows from investing activities are primarily related to the net proceeds of transaction costs of €37.6m received in connection with the disposal of the Princeton plant.
During the first half of 2022, no capital increase was completed. There were no new OCABSA tranches drawn and therefore no bond conversions.
2.4PROGRESS AND OUTLOOK
In the second half of 2022, we will continue to focus on our late-stage clinical and preclinical development programs, and expect to report the following key milestones:
•Results of the Phase 2 clinical trial with eryaspase in TNBC.
•Top-line results of the rESPECT Phase 1 clinical trial with eryaspase in first-line pancreatic cancer.
•Update on ongoing strategic partnering activities.
2.5EVENTS AFTER THE CLOSE OF THE REPORTING PERIOD
September 2022:
PSE Lyon approval
2.6TRANSACTIONS WITH RELATED PARTIES
Transactions with related parties are consistent with those set out in items 6.B “Compensation” and 7.B “Related party transactions” of the Company’s Annual Report on Form 20- F for the year ended December 31, 2021 filed with the United States Securities and Exchange Commission (“SEC”) on April 27, 2022 (the “2021 Annual Report”).
The remuneration of directors and other members of the executive committee is disclosed in the note 5 of the Company’s unaudited interim condensed consolidated financial statements.
2.7RISK FACTORS
The risks and uncertainties likely to have a significant impact on the Company’s financial situation and results are consistent with those set out in Item 3.D “Risk factors” of the Annual Report on Form 20- F filed with the SEC on April 27, 2022. The halt of the submission process of the BLA dossier for ALL with the FDA, announced by the Company on August 24, 2022, is expected to further increase the risk for the Company of not being able to secure appropriate funding for its future developments.

III. CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2022
CONSOLIDATED STATEMENT OF INCOME (LOSS)

(Amounts in thousands of euros, except loss per share)		06/30/2021	06/30/2022
	Notes	(6 months)	(6 months)
Revenues		—	—
Other income	3.1	2,270	25,304
Operating income		2,270	25,304
Research and development	3.2.1	(23,209)	(17,300)
General and administrative	3.2.2	(8,027)	(7,911)
Operating expenses		(31,236)	(25,211)
Operating loss		(28,966)	93
Financial income	3.4	2,807	3,370
Financial expenses	3.4	(1,791)	(750)
Financial income (loss)		1,016	2,620
Income tax		(2)	(3,737)
Net loss		(27,952)	(1,024)
Basic / Diluted loss per share (€/share)	3.5	(1.22)	(0.03)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	06/30/2021	06/30/2022
(Amounts in thousands of euros)	(6 months)	(6 months)
Net loss	(27,952)	(1,024)
Elements that may be reclassified subsequently to income (loss)
Currency translation adjustment	(153)	66
Elements that may not be reclassified subsequently to income (loss)
Remeasurement of defined benefit liabilities	42	224
Other comprehensive income (loss)	(111)	290
Comprehensive income (loss)	(28,063)	(734)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of
(Amounts in thousands of euros)	Notes	December 31, 2021	June 30, 2022
ASSETS
Non-current assets
Intangible assets		15	8
Property, plant and equipment	4.1	18,960	1,014
Right of use	4.2	6,869	2,641
Other non-current assets		876	205
Total non-current assets		26,720	3,868
Current assets
Trade and other receivables	4.3	12	306
Other current assets	4.3	6,337	8,474
Cash and cash equivalents	4.4	33,699	53,339
Total current assets		40,048	62,119
TOTAL ASSETS		66,768	65,987

		As of
(Amounts in thousands of euros)	Notes	December 31, 2021	June 30, 2022
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders’ equity
Share capital		3,102	3,102
Premiums related to share capital		97,618	48,975
Reserves		(25,293)	(29,897)
Translation reserve		1,215	1,281
Net loss for the period		(53,797)	(1,024)
Total shareholders’ equity	4.5	22,845	22,436
Non-current liabilities
Provisions - non-current portion		524	248
Financial liabilities – non-current portion	4.7	15,232	12,762
Derivative liabilities - non current portion	4.7.1	—	—
Lease liabilities - non-current portion	4.8	8,162	2,980
Total Non-current liabilities		23,918	15,990
Current liabilities
Provisions - current portion	4.6	—	1,859
Financial liabilities – current portion	4.7	164	5,774
Derivative liabilities - current portion	4.7.1	—	—
Lease liabilities - current portion	4.8	1,817	1,027
Trade and other payables	4.9	14,154	11,994
Other current liabilities	4.9	3,870	6,907
Total current liabilities		20,005	27,561
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		66,768	65,987

CONSOLIDATED STATEMENT OF CASH FLOW

		06/30/2021	06/30/2022
(Amounts in thousands of euros)	Notes	(6 months)	(6 months)
Cash flows from operating activities
Net loss		(27,952)	(1,024)
Non-cash expenses (income)
Non-cash expenses (income)		(1,436)	(8,163)
Amortization and depreciation		2,494	4,289
Provision		71	1,807
Change in fair value of derivative liabilities		(750)	—
Expenses related to share-based payments	3.3	707	326
Gain or loss on disposal		—	(18,931)
Interest expense (income)	3.4	1,182	242
Income tax expense (income)		2	3,737
Operating cash flow before change in working capital		(25,682)	(17,717)
(Increase) decrease in trade and other receivables	4.3	(10)	(278)
(Increase) decrease in other current assets	4.3	(2,686)	720
Increase (decrease) in trade and other payables	4.8	(3,639)	(2,351)
Increase (decrease) in other current liabilities	4.8	(594)	(1,065)
Change in working capital		(6,929)	(2,974)
Income tax paid		(2)	(3)
Net cash flow used in operating activities		(32,613)	(20,694)
Cash flows from investing activities
Acquisition of property, plant and equipment		(146)	(7)
Increase in non-current & current financial assets		(130)	(5)
Disposal of property, plant and equipment		—	37,630
Decrease in non-current & current financial assets		2	329
Net cash flow used in investing activities		(274)	37,947
Cash flows from financing activities
Capital increases, net of transaction costs	4.5	29,320	—
Proceeds from borrowings, net of transaction costs	4.6	5,712	3,088
Repayment of borrowings		—	—
Repayment of lease liability (IFRS 16)	4.7	(830)	(907)
Interests received (paid)		(146)	(193)
Net cash flow from (used in) financing activities		34,056	1,988
Exchange rate effect on cash in foreign currency		708	399
Increase (Decrease) in cash and cash equivalents		1,877	19,640
Net cash and cash equivalents at the beginning of the period	4.4	44,446	33,699
Net cash and cash equivalents at the closing of the period	4.4	46,323	53,339

CONSOLIDATED STATEMENT OF CASH FLOW OF CHANGES IN SHAREHOLDERS' EQUITY

(Amount in thousands of euros, except number of shares)	Share capital	Premiums related to the share capital	Reserves	Translation reserve	Net (income) loss	Total shareholders’ equity
As of December 31, 2020	2,006	120,705	(24,616)	1,744	(73,300)	26,539
Net loss for the period					(27,952)	(27,952)
Other comprehensive income			42	(153)		(111)
Total comprehensive income (loss)	—	—	42	(153)	(27,952)	(28,063)
Allocation of prior period loss		(71,037)	(2,263)		73,300	—
Issue of ordinary shares	638	39,196				39,834
Transaction costs		(2,655)				(2,655)
Share-based payment			707			707
As of June 30, 2021	2,644	86,209	(26,130)	1,591	(27,952)	36,362

As of December 31, 2021	3,102	97,618	(25,293)	1,215	(53,797)	22,845
Net loss for the period					(1,024)	(1,024)
Other comprehensive income			224	66		290
Total comprehensive income (loss)	—	—	224	66	(1,024)	(734)
Allocation of prior period loss		(48,643)	(5,154)		53,797	—
Share-based payment			326			326
As of June 30, 2022	3,102	48,975	(29,897)	1,281	(1,024)	22,436

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The notes are an integral part of the accompanying unaudited interim condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on September 9, 2022.
1.DESCRIPTION OF THE BUSINESS
ERYTECH Pharma S.A. (“ERYTECH” and together with its subsidiary the “Company”) is incorporated in Lyon, France, and was founded in 2004 to develop and market innovative red blood cell-based therapeutics for cancer and orphan diseases.
The Company completed its initial public offering on Euronext Paris in May 2013, raising €17.7 million, and on the Nasdaq Global Select Market in November 2017, raising €124.0 million ($144.0 million) on a gross basis before deducting offering expenses.
The Company has incurred losses and negative cash flows from operations since its inception and had shareholders’ equity of €22,436 thousand as of June 30, 2022 as a result of several financing rounds, including an initial public offering. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development.
The COVID-19 pandemic and the measures decided by the governments of the countries in which the Company operates have resulted in a delay of 3 to 4 months in patient enrollment in the TRYbeCA-1 trial and thus in the interim analysis. The end of recruitment and interim analysis occurred in February 2021.
The COVID-19 pandemic have resulted in a delay in patient enrollment in the TRYbeCA-1 trial in 2020 and thus in the interim analysis that occured in February 2021.We reported top-line final results on October 25, 2021. The Phase 3 TRYbeCA-1 trial did not meet the primary efficacy endpoint of overall survival (OS). Nevertheless, a preliminary analysis of the results of a subgroup of patients indicated a potential efficacy signal for patients treated with eryaspase in combination with FOLFIRI chemotherapy cocktail.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its research and development ; (ii) regulatory approval and market acceptance of the Company’s proposed future products; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new debt or equity instruments.
The situation on the financial markets and TRYBeCA-1 study result may impair the ability of the Company to raise capital when needed or on attractive terms.
The accompanying unaudited interim condensed consolidated financial statements and related notes (the “Unaudited Interim Condensed Consolidated Financial Statements”) present the operations of ERYTECH Pharma S.A. and its subsidiary, ERYTECH Pharma, Inc.
Major events of the first half of 2022
Business
February 2022: Impact of the Conflict in Ukraine on Our Business
Beginning on February 24, 2022, Russia significantly intensified its military operations in Ukraine.
In response, the United States, the European Union and certain other countries have imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations.
The United States, the European Union and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions should the conflict continue or worsen. To date, we have not experienced any material impact on our business, operations and clinical development timelines and plans. However, we cannot predict the specific extent, duration, or impact that the conflict in Ukraine and the related sanctions and export controls will have on our financial condition and operations.
We are closely monitoring developments in the current context and will take appropriate measures as necessary. The war in Ukraine did not impact our financial results for the period ended on June 30, 2022. Our business does not conduct any trial in Ukraine, Russia or Belarus and does not have any vendors located in these regions.

April 2022:
•Sale of ERYTECH’s U.S. cell therapy manufacturing facility to Catalent
In April 22, 2022, the Group Erytech has entered into an Asset Purchase Agreement ("APA") with Catalent. Under the terms of the deal, Catalent agreed to acquire ERYTECH’s state-of-the-art commercial-scale cell therapy manufacturing facility in Princeton, New Jersey, for a total gross consideration of $44.5 million (€40.7 million) paid at the transaction closing. Catalent has extended offers of employment to approximately 40 people employed by Erytech at the Princeton facility.
The parties also entered into an interim supply agreement, under which Catalent will manufacture ERYTECH’s lead product candidate eryaspase (GRASPA®) for clinical and commercial supply in the United States.
•New vesiculation technology
The company presented its red blood cell vesiculation technology at the 24th Meeting of the European Red Cell Society (ERCS) in April 2022.
May 2022:
•The NOPHO trial evaluated the safety and pharmacological profile of eryaspase in acute lymphoblastic leukemia (ALL) patients who had previously experienced hypersensitivity reactions to pegylated asparaginase therapy. In December 2020, positive trial results were presented at the 2020 American Society of Hematology annual meeting. The Company has confirmed its intention to submit a BLA application, subject to the successful completion of the next steps.
•Following the Catalent transaction, the company continues to evaluate other strategic options for leveraging its ERYCAPS® platform with complementary assets and/or a broader corporate transaction.
•On May 25, 2022, the management of Erytech Pharma (France) informed the employees of the start of a collective redundancy procedure, a job protection plan, involving the cuts of 52 positions out of 109. The consultation phase of the CSE should end on July 31, 2022. The first departures could take place in October 2022.

2.ACCOUNTING RULES AND METHODS
2.1.Basis of preparation
The Interim Condensed Consolidated Financial Statements have been prepared in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.
The Company has historically financed its growth by strengthening its equity in the form of capital increases and issuance of convertible bonds.
The Board of Directors has prepared the financial statements on a going concern basis, as the Company has the necessary means to finance its activities for at least 12 months after the closing date, taking into account the following items:
–53.3 million in cash and cash equivalents held by the Company as of June 30, 2022, consisting mainly of cash and term deposits that can be drawn down immediately without penalty,
–The receipt of the sale price of the Group's American production unit in Princeton, sold on April 22, 2022, for a gross amount of 44.5 million dollars.
–The end in June 2022 of the OCABSA financing contract, with no new tranche drawn down in the first half of 2022.
–Cash consumption forecasts for the 12 months following the closing date.
Beyond this date, the Company will have to find additional funds; various sources of financing are considered, including the issue of new debt or equity instruments and the conclusion of partnerships to extend its cash flow horizon. .
The condensed consolidated interim financial statements have been prepared under the historical cost convention with the exception of certain categories of assets and liabilities measured at fair value in accordance with IFRS.
Unless otherwise indicated, all amounts are presented in thousands of euros.
2.2.Statement of compliance
The Condensed Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and were approved and authorized for issuance by the Board of Directors of the Company on September 9, 2022.
Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Unaudited Interim Condensed Consolidated Financial Statements of the Company are also prepared in accordance with IAS 34, Interim financial reporting, as adopted by the European Union (EU).
As of June 30, 2022, all IFRS that the IASB had published and that are mandatory are the same as those adopted by the EU and mandatory in the EU. As a result, the Unaudited Interim Condensed Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.
As condensed financial statements, they do not include all information that would be required by the full IFRS standards. They must be read in conjunction with the consolidated financial statements for the year ended December 31, 2021.
Except for the standards applicable as of January 1, 2022 described below, the standards applied in the preparation of the Condensed Consolidated Financial Statements are the same as those applied to prepare the financial statements as of December 31, 2021.
The Company has not adopted any new standards, amendments and interpretations since January 1, 2022.
Recently issued accounting pronouncements that may be relevant to the Company’s operations are as follows:
•Amendments to IAS 1 - Classification of liabilities as current or non-current;
•Amendments to IAS 8 - Definition of Accounting Estimates ;
•Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction ;
•Amendments to IFRS 16 - Leases Covid-19-Related Rent Concessions.

2.3Scope of consolidation
Details of the Company’s subsidiary as of June 30, 2022 are as follows:

	Date of incorporation	Percent of ownership interest	Accounting method
ERYTECH Pharma, Inc.	April 2014	100%	Consolidated
There was no change in the scope of consolidation during the period.
2.4Foreign currencies
Functional Currency and Translation of Financial Statements into Presentation Currency
The Unaudited Interim Condensed Consolidated Financial Statements are presented in euros, which is also the functional currency of the parent company, ERYTECH Pharma S.A..
The exchange rates used for the translation of the financial statements of ERYTECH Pharma, Inc. are as follows:

Exchange rate (USD per EUR)	06/30/2021	12/31/2021	06/30/2022
Weighted average rate	1.2057	1.1835	1.0940
Closing rate	1.1884	1.1326	1.0387
2.5Use of estimates and judgments
The preparation of the Unaudited Interim Condensed Consolidated Financial Statements in accordance with the rules prescribed by the IFRS requires the use of estimates and the formulation of assumptions having an impact on the financial statements. These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The main areas of estimates are described in the annual consolidated financial statements.
The use of estimates and judgements relates mainly to the valuation of :
•share-based payments in accordance with IFRS 2;
•Accrued expenses for hospital costs.
2.6Presentation of the statement of income (loss)
The Company presents its statement of income (loss) by function. As of today, the main activity of the Company is research and development. Consequently, only research and development expenses and general administrative expenses functions are considered to be representative of the Company's activity. This distinction reflects the analytical assignment of the personnel, external expenses and depreciation and amortization. The detail of the expenses by nature is disclosed in note 3.2.
2.7Segment reporting
In accordance with IFRS 8 “Operating Segments”, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Chief Executive Officer) to allocate resources and to assess performance.

Information per operating segment
The Company operates in a single operating segment: the conducting of research and development of innovative red blood cell-based therapeutics for cancer and orphan diseases in order to market them in the future.
Information per geographical segment

Revenues from external customers (amounts in thousands of euros)	06/30/2021	06/30/2022
	(6 months)	(6 months)
France	—	—
United States	97	54
Total	97	54
2.8Events after the close of the reporting period
September 2022:
PSE Lyon approval

3.NOTES RELATED TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME (LOSS)
3.1Operating income
The Company does not generate any revenue from the sale of its products considering its stage of development.

(amounts in thousands of euros)	06/30/2021	06/30/2022
	(6 months)	(6 months)
Research Tax Credit	2,132	860
Subsidies	41	40
Revenues from licenses or other contracts	97	54
Net evenues from disposal of tangible assets		24,351
Total	2,270	25,304
The reduction in the research tax credit is related to the end of the TRYbeCA1 clinical trial.
The net proceeds from the disposal of fixed assets are related to the sale of the Princeton plant to Catalent and break down as follows :
–Proceeds from the sale of 40,676k ($44,500k);
–The net book value of fixed assets of €(15,677)k ($(17,150)k);
–The net book value of the rights of use for €(3,022)k ($(3,307)k);
–The cancellation of the rental debt for €5,437k ($5,949k);
–Transaction costs of €(3,046)k ($(3,333)k)

3.2Operating expenses by nature
3.2.1Research and development expenses

For the six months ended June 30, 2021 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	82	2,114	2,196
Rental and maintenance	77	675	752
Services, subcontracting and fees	312	9,581	9,893
Personnel expenses	1,045	7,134	8,179
Depreciation, amortization & provision	177	1,983	2,160
Other	—	29	29
Total	1,693	21,516	23,209

For the six months ended June 30, 2022 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	—	450	450
Rental and maintenance	66	765	831
Services, subcontracting and fees	237	3,850	4,087
Personnel expenses	785	5,886	6,671
Depreciation, amortization & provision	178	5,134	5,312
Other	7	(58)	(51)
Total	1,273	16,027	17,300

The decrease in research and development expenses is mainly due to a decrease in services, related to the end of the treatment of patients in the clinical trial in pancreatic cancer for €5,798K. The costs of the contract research organization (CRO) decreased by €2,995K and hospital costs decreased by €1,752K.
3.2.21000General and administrative expenses

(amounts in thousands of euros)	06/30/2021	06/30/2022
	(6 months)	(6 months)
Consumables	94	57
Rental and maintenance	578	175
Services, subcontracting and fees	3,292	3,446
Personnel expenses	3,307	3,120
Depreciation and amortization	333	837
Other	423	277
Total	8,027	7,911
The increase in net depreciation and provisions is related to the provision for depreciation of the Bioserra offices for €504k at 30 June 2022.
3.3Personnel expenses
3.3.1Research and development expenses

For the six months ended June 30, 2021 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	700	5,256	5,956
Share-based payments (employees and executives)	55	295	350
Social security expenses	290	1,583	1,873
Total personnel expenses	1,045	7,134	8,179

For the six months ended June 30, 2022 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	533	4,618	5,151
Share-based payments (employees and executives)	17	(27)	(10)
Social security expenses	235	1,295	1,530
Total personnel expenses	785	5,886	6,671
The weighted average full-time employees (FTE) was 155 during the first half of 2021 and 117 during the first half of 2022.The decrease in FTE is mainly related to the disposal of the Princeton plant.
3.3.2General and administrative expenses

(amounts in thousands of euros)	06/30/2021	06/30/2022
	(6 months)	(6 months)
Wages and salaries	2,140	2,051
Share-based payments (employees and executive management)	311	304
Social security expenses	856	766
Total personnel expenses	3,307	3,120
The weighted average full-time employees (FTE) was 41 during the first half of 2021 and 32 during the first half of 2022.

3.3.3 Share-based payments (IFRS 2)
Stock-options (“SO”) plan
No new plans were created during the first half of 2022.
Free shares (“AGA”) plan
No new plans were created during the first half of 2022.
Breakdown of expenses

Plan name	Amount in P&L in euros thousands as of June 30, 2021	of which employees	of which executives	of which directors
AGA	308	120	47	—
BSA	1	—	—	29
SO	398	46	142	—
Total	707	166	512	29

Plan name	Amount in P&L in euros thousands as of June 30, 2022	of which employees	of which executives	of which directors
AGA	202	31	171	—
BSA	—	—	—	—
SO	124	53	71	—
Total	326	84	242	—
As of June 30, 2022, the outstanding equity instruments could lead to the issuance of 2,220,859 potential shares.
3.4Financial income (loss)

(amounts in thousands of euros)	06/30/2021	06/30/2022
	(6 months)	(6 months)
Income from short term deposits	11	6
Change in fair value of derivative liabilities	750	—
Foreign exchange gains	1,993	3,348
Other financial income	53	16
Financial income	2,807	3,370
Amortized cost of convertible notes	(919)	(22)
Financial expenses on lease liability	(156)	(108)
Interest expense related to borrowings	(158)	(140)
Foreign exchange loss	(557)	(480)
Other financial expenses	(1)	—
Financial expenses	(1,791)	(750)
Financial income (loss)	1,016	2,620

3.5Basic earnings per share and diluted earnings (loss) per share

	06/30/2021	06/30/2022
	(6 months)	(6 months)
Net loss (in thousands of euros)	(27,952)	(1,024)
Weighted number of shares for the period (1)	22,842,857	31,016,053
Basic loss per share (€/share)	(1.22)	(0.03)
Diluted loss per share (€/share)	(1.22)	(0.03)
(1)after deduction of treasury shares (2,500 shares are held by the Company as treasury shares and recognized as a deduction of shareholders’ equity).

4.NOTES RELATED TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
4.1Property, plant and equipment

(amounts in thousands of euros)	General equipment, fixtures and fittings	Plant, equipment and tooling	Office equipment and computers	Assets under construction	Advance payment	TOTAL
GROSS VALUE
As of December 31, 2021	22,090	5,916	1,117	112	—	29,235
Increase		79		3		82
Decrease	(19,862)	(2,070)	(383)	(54)		(22,369)
FX rate impact	690	165	15	2		872
Reclassification		(17)	2	15		—
As of June 30, 2022	2,918	4,073	751	78	—	7,820

ACCUMULATED DEPRECIATION
As of December 31, 2021	(6,454)	(3,102)	(719)	—	—	(10,275)
Amortization	(723)	(466)	(88)	(75)	—	(1,352)
Depreciation	(719)	(771)	(123)			(1,613)
Decrease	5,437	1,036	222	—	—	6,695
FX rate impact	(179)	(75)	(8)	—	—	(262)
Reclassification				—	—	—
As of June 30, 2022	(2,638)	(3,378)	(716)	(75)	—	(6,807)

NET VALUE
As of December 31, 2021	15,636	2,814	398	112	—	18,960
As of June 30, 2022	280	695	35	3	—	1,014
The gross value of the property, plant and equipment transferred to Catalent is €22,353k ($24,454k).
The depreciation of the property, plant and equipment transferred to Catalent is €6,677k ($7,304k).
The net book value of the property, plant and equipment transferred to Catalent is 15,677k€ ($17,150k).
The impairment loss was recognized in relation to the decision to engage in a restructuring of the Company’s activities in France, and in particular the decision to start a collective redundancy procedure (see notes 1 and 4.6) which will result in substantial changes to our manufacturing capacities . The impairment loss was included in research and development expenses (see note 3.2.1) and in general and administrative expenses (see note 3.2.2).
Accordingly, management estimated the recoverable amount of the Company’s assets as of June 30, 2022. The recoverable amount was estimated based on its fair value less costs of disposal after considering the specialized nature of the assets and market prices, in any, for similar assets. The fair value measurement was categorized as a Level 2 fair value based on the inputs in the valuation technique used.
At June 30, 2022, the recoverable amount of the property, plant and equipment assets in France was as follows:

As of June 30, 2022
General equipment, fixtures and fittings	280
Plant, equipment and tooling	176
Office equipment and computers	25

4.2Right of use

(amounts in thousands of euros)	Buildings	Plant, equipment and tooling	Transport equipment	Office equipment and computers	TOTAL
GROSS VALUE
As of December 31, 2021	9,445	1,350	106	118	11,019
Increase	—	—	6	—	6
Decrease	(4,394)		—	—	(4,394)
FX rate impact	150		—	—	150
Reclassification	—	—	—	—	—
As of June 30, 2022	5,201	1,350	112	118	6,781

ACCUMULATED DEPRECIATION
As of December 31, 2021	(2,934)	(1,033)	(65)	(118)	(4,150)
Amortization	(468)	(26)	(13)	—	(507)
Depreciation	(811)				(811)
Decrease	1,371	—	—	—	1,371
FX rate impact	(39)	(3)	—	—	(42)
Reclassification	—	—	—	—	—
As of June 30, 2022	(2,881)	(1,063)	(78)	(118)	(4,140)

NET VALUE
As of December 31, 2021	6,511	317	41	—	6,869
As of June 30, 2022	2,320	287	34	—	2,641
The gross value of the rights of use assigned to Catalent is €3,130k ($3,425k). The amortization of the rights of use transferred to Catalent is €108k ($118k).
The net book value of the rights of use transferred to Catalent is €3,022k ($3,307k).
The impairment loss was recognized in relation to the decision to engage in a restructuring of the Company’s activities in France (see note 4.1).
Management estimated the recoverable amount of the Company’s right of use of buildings in France as of June 30, 2022. The recoverable amount was estimated based on its fair value less costs of disposal after considering the characteristics of the buildings (including the ability to sublease the asset), the terms of the lease agreement (in particular the contractual term, and the rents) as compared to market rents for similar buildings. The fair value measurement was categorized as a Level 2 fair value based on the inputs in the valuation technique used.
At June 30, 2022, the recoverable amount of the right of use assets in France includes buildings for €2,607K.
4.3Trade receivables and other current assets

(amounts in thousands of euros)	12/31/2021	06/30/2022
Trade and other receivables	12	306
Total current trade receivables	12	306
Research Tax Credit	3,549	4,409
Other receivables (including tax and social receivables)	669	444
Net investment in a sublease	479	309
Advance payments to suppliers	377	31
Prepaid expenses	1,256	2,574
Other financial assets	7	707
Total other current assets	6,337	8,474
Research Tax Credit (Crédit d’Impôt Recherche or “CIR”)

As of June 30, 2022, the CIR receivable included the Research Tax Credit for the 2021 financial year and the CIR estimate for the first half of 2022.
Prepaid expenses
Prepaid expenses mainly related to advance payments for directors and officers' insurance (€1,826 thousand).
Other financial assets
As at 30 June 2022, other current financial assets are no longer presented on a separate line of the balance sheet. They are grouped with other current assets.
During the first half of 2022, the increase of €700K in other current financial assets is related to the maturity of receivables passed within one year in 2022.
4.4Cash and cash equivalents

(amounts in thousands of euros)	12/31/2021	06/30/2022
Current account	24,593	44,219
Term deposits	9,106	9,120
Total cash and cash equivalents as reported in statement of financial position	33,699	53,339
Bank overdrafts	—	—
Total cash and cash equivalents as reported in statement of cash flow	33,699	53,339
As of December 31, 2021, term deposits included a term deposit of €10.0 million with a maturity of one month and deposits of €0.1 million convertible into cash immediately.
As of June 30, 2022, term deposits included a term deposit of €9,000 million with a maturity of one month and deposits of €116k that can be drawn down immediately.
4.5Shareholders’ equity
As of June 30, 2022, the capital of the Company consisted of 31,018,553 shares, fully paid up, with a nominal value of 0.10 euro. There was no change in the number of shares over the period.
4.6Provisions for risks and charges

(en K€)	12/31/2020	12/31/2021	06/30/2022
Provision for retirement indemnities	652	524	248
Provisions - non-current portion	652	524	248
Restructuring provision	—	—	1,859
Provisions - current portion	—	—	1,859
On 25 May 2022, the management of Erytech Pharma informed the employees of the start of a collective redundancy procedure, a job protection plan, involving the loss of 52 out of 109 jobs. The consultation phase of the Social and Economic Committee should end on 31 July 2022. The first departures could take place in October 2022. A restructuring provision of €1,859 thousand was set aside at 30 June to recognise the costs associated with this restructuring (redundancy payments, notice periods, support measures and external service providers).
The provision for retirement indemnity has therefore been reduced by €105k to take into account the departures planned as part of the plan.
4.7Financial liabilities

(amounts in thousands of euros)	Convertible notes	Conditional advances	Bank loans	Other	Total
As of December 31, 2021	—	5,281	10,077	38	15,396
Collection				3,088	3,088
Fair value of embedded derivatives					—
Amortized cost			52		52
Conversion					—
Repayment					—
FX rate impact					—
As of June 30, 2022	—	5,281	10,129	3,126	18,536
During the first half of 2022, the 2021 CIR was sold to Société Générale for an amount of €3,551k. The advance received at 30 June 2022 on this CIR pre-financing is €3,081k.

Financial liabilities by maturity

June 30, 2022 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Convertible notes	—	—	—	—	—
Conditional advances	—	—	—	5,281	5,281
Bank loans	1,502	5,072	2,399	1,157	10,130
Other	38				38
Total financial liabilities	1,540	5,072	2,399	6,438	15,449

4.7.1.Convertible notes
During the first half of 2022, no new tranches were drawn. All convertible bonds were created in full. Following the conversion of these bonds, 5,092,591 shares were created. As at 30 June 2022, 303,030 warrants remained outstanding.
4.8Lease liabilities

(in thousands of euros)	Lease liabilities
As of December 31, 2021	9,979
Increase without cash impact	6
Repayment	(907)
Decrease without cash impact	(5,296)
FX rate impact	225
Capitalized interests
As of June 30, 2022	4,007
Rental debt decreased by €5,597k with the sale of the Princeton plant to Catalent. The repayment includes €246K for the Cambridge premises and €361K for the Lyon sites.
Lease liabilities by maturity

	Less than one year	One to three years	Three to five years	More than five years	Total
As of June 30, 2022	1,027	1,164	894	922	4,007

4.9Trade payables and other current liabilities

(amounts in thousands of euros)	12/31/2021	06/30/2022
Vendors	2,485	2,493
Vendors - accruals	11,669	9,501
Total trade and other payables	14,154	11,994
Social liabilities, taxation and social security	3,716	6,682
Fixed assets payables	2	97
Deferred revenue	93	61
Other payables	59	67
Total other current liabilities	3,870	6,907
Hospital costs accruals amounted to €9,259 thousand as of December 31, 2021 and €7188 thousand as of June 30, 2022.
4.10 Financial instruments recognized in the consolidated statement of financial position and effect on net income (loss)

As of December 31, 2021 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other non-current assets	876			876		876
Other financial assets	1,260			1,260		1,260
Trade and other receivables	12			12		12
Other current assets	4,218			4,218		4,218
Cash and cash equivalents (2)	33,699	33,699				33,699
Total financial assets	40,065	33,699	—	6,366	—	40,065
Financial liabilities - non current portion (3)	15,232				15,232	15,232
Derivative liabilities - non current portion (5)	—	—				—
Lease liabilities - non current portion (4)	8,162				8,162	8,162
Financial liabilities - current portion (3)	164				164	164
Derivative liabilities - current portion (5)	—	—				—
Lease liabilities - current portion (4)	1,817				1,817	1,817
Trade and other payables	14,154				14,154	14,154
Other current liabilities	3,777				3,777	3,777
Total financial liabilities	43,306	—	—	—	43,306	43,306

As of June 30, 2022 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other non-current assets	205			205		205
Other current financial assets	707			707		707
Trade and other receivables	306			306		306
Other current assets	5,900			5,900		5,900
Cash and cash equivalents (2)	53,339	53,339				53,339
Total financial assets	60,457	53,339	—	7,118	—	60,457
Financial liabilities - non current portion (3)	12,762				12,762	12,762
Derivative liabilities - non current portion (5)	—	—				—
Lease liabilities - non current portion (4)	2,980				2,980	2,980
Financial liabilities - current portion (3)	5,774				5,774	5,774
Derivative liabilities - current portion (5)	—	—				—
Lease liabilities - current portion (4)	1,027				1,027	1,027
Trade and other payables	11,994				11,994	11,994
Other current liabilities	6,846				6,846	6,846
Total financial liabilities	41,383	—	—	—	41,383	41,383
(1)The carrying amount of these assets and liabilities is a reasonable approximation of their fair value.
(2)Cash and cash equivalents are comprised of cash in bank and term deposit accounts, which are measured using level 1 measurements.
(3)The fair value of financial liabilities is determined using level 2 measurements.
(4)The fair value of lease liabilities is determined using level 2 measurements.
(5)The fair value of derivative liabilities is determined using level 3 measurements.
5.RELATED PARTIES
As at June 30, 2022, the Company’s related parties include the Chairman of the Board of Directors (Jean-Paul Kress), the Chief Executive Officer (Gil Beyen), the two Deputy General Managers (Jérôme Bailly and Eric Soyer), members of the Board of Directors and members of the executive committee.
The remuneration of directors and other members of the executive committee was as set forth in the table below.

	06/30/2021			06/30/2022
(amounts in thousands of euros)	Salary / fees	Retirement benefits	Share based payments	Salary / fees	Retirement benefits	Share based payments
Executive officers / VP and qualified person	593	11	254	630	110	222
Executive committee	764	12	183	993	61	20
Board of directors	153	0	1	193
Total	1,510	23	438	1,816	171	242
The Company has no other related parties.
6.OFF-BALANCE SHEET COMMITMENTS
The off-balance-sheet commitments as of December 31, 2021 have not changed significantly during the first half of 2022, except for the following commitments:

Sublease in the United-States
In May 2021, the Company signed a sublease agreement for a portion of its premises located in Cambridge. As part of this agreement, the security deposit received is as follows:

	Sublease to be received
As of June 30, 2022	Total	Less than one year	One to five years	More than five years
Sublease in US	311	311	—	—
Total	311	311	—	—